

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 11, 2007

Mr. Chet Idziszek
President and Chief Executive Officer
Oromin Explorations Ltd.
Suite 2000 – 1055 West Hastings Street
Vancouver, BC, Canada   V6E 2E9

   Re: Oromin Explorations Ltd.
     Form 20-F for the Fiscal Year Ended February 28, 2006
     Filed June 27, 2006
     File No. 000-30614

Dear Mr. Idziszek:

   We have reviewed your Form 20-F for the Fiscal Year Ended February 28, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended February 28, 2006

Operating and Financial Review and Prospects, page 39

1.   We note that you did not provide any specific disclosures of critical accounting
        estimates and assumptions that impact your reporting, though several areas, such
        as stock compensation, asset impairment and depreciation and depletion, would
        appear to warrant such disclosure. Accordingly, please provide such disclosures,
        including a description of management's use of judgments, estimates and
        assumptions. Refer to FRR 501.14 for additional guidance.

Controls and Procedures, page 64

2.   You state there were no *significant* changes in your internal controls *subsequent
        to the date of their evaluation*. However, your representation and disclosure
        should not be restricted to significant changes, but rather should reflect any
        change identified in connection with your evaluation of disclosure controls and
        procedures. Additionally, your representation regarding internal control changes
        should apply to the period covered by the annual report, not the period subsequent
        to the date of your evaluation. Please amend your filing to comply with Item
        15(d) of Form 20-F.

Engineering Comments

General

3.   Please insert a small-scale map showing the location and access to the property to
        comply with Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR
        program now accepts digital maps, which should be included in your filings on
        EDGAR. It is relatively easy to include automatic links at the appropriate
        locations within the document to GIF or JPEG files, which will allow figures and
        diagrams to appear in the right location when the document is viewed on the
        Internet. For more information, please consult the EDGAR manual, and if
        additional assistance is required, please call Filer Support at 202-942-8900.
        Please submit the map that you will include in your filing for review.

4.   We note that you identify professionals who are responsible for the preparation of
        the technical information disclosed in your filing. Tell us whether you obtained
        written consents from all such parties, concurring with the summary of their work
        contained in the document and agreeing to being named or characterized as an
        expert, prior to filing your report. Please submit for review the consents you
        obtained and, if applicable, explain the circumstances under which you did not
        receive these consents.

Information on the Company, page 19

Sabodala Property, Sénégal, page 29

5.   Please remove any mineral resource quantity estimates that do not comply with SEC Industry Guide 7 or National Instrument 43-101.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney at (202) 551-3863, or, in his absence, Kimberly L. Calder, Assistant Chief Accountant, if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705, with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief